Mail Stop 3561

									July 22, 2005



Via US Mail and Facsimile

Mr. Pier Francesco Facchini
Chief Financial Officer
Via Villa Minelli 1
31050 Ponzano Veneto
TV, Italy

		Re:	Benetton Group S.p.A.
			Form 20-F for the fiscal year ended December 31,
2004
			File No. 001-10230

Dear Mr. Facchini:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







 Mr. Pier Francesco Facchini
Benetton Group S.p.A.
July 22, 2005
Page 2

Form 20-F for the fiscal year ended December 31, 2004

Part I
Item 3:  Key Information
Selected Financial Data

1. Please revise your reconciliation of operating income to Adjusted
EBITDA to reconcile the non-GAAP measure to net income as presented in the statements of operations under GAAP. Refer to Item 10(e) of
Regulation S-K and Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Show us what your disclosure will look like revised in future filings in your response letter.

Part III
Item 17:  Financial Statements
Note 30. Reconciliation of Italian GAAP to U.S. GAAP
(b) Transaction between entities under common control

2. We note your disclosure that under U.S. GAAP transactions between entities under common control should not result in gains or losses, or increases in asset carrying values. When accounting for a transfer of assets or exchange of shares between entities under common control, the entity receiving the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts however the purchase method of accounting shall be used if the effect of the transaction is the acquisition of all or a part of the non-controlling equity interests in a subsidiary. Please refer to paragraphs D12 and D13 of SFAS 141.
In this regard, please tell us if all of your purchases from Edizione or affiliates were entities 100% owned by Edizione. If not, tell us what consideration you gave to the acquisition of the non-controlling interests in your purchases and the impact on the reconciliations to
U.S. GAAP.

*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.



 Mr. Pier Francesco Facchini
Benetton Group S.p.A.
July 22, 2005
Page 3

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any other questions.

Sincerely,



Michael Moran
Branch Chief